Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-162033
July 19, 2010

FWP
NOTICE

The Teucrium Commodity Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the Teucrium Commodity Trust has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, a copy of the prospectus may be obtained at http://www.teucriumcornfund.com/pdfs/corn-prospectus/pdf or by calling toll-free (888) 219-8861.

On July 13, 2010, TheStreet.com broadcast an episode of its “The Real Story” podcast titled “Mid-Cap Stars, Corn ETF, Intrade’s Political Bets.”  This 32-minute podcast featured a 5-minute interview with Sal Gilbertie, President of Teucrium Trading, LLC, a transcript of which is set forth below.

TheStreet.com is a commercial financial news website.  TheStreet.com is wholly unaffiliated with Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund, and neither Teucrium Trading, LLC, the Teucrium Commodity Trust, nor the Teucrium Corn Fund has made any payment or given any consideration to TheStreet.com in connection with the podcast below or any other matter published or broadcast by TheStreet.com concerning Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund.

In accordance with Rule 433(f)(2)(ii) under the Securities Act of 1933, the Teucrium Commodity Trust wishes to add the following clarification to the interview below:

•	In the interview at issue, TheStreet.com stated that the Teucrium Corn Fund “came out yesterday [July 12].” In fact, the Teucrium Corn Fund’s first day of trading was June 8, 2010.

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Transcript of TheStreet.com interview with Sal Gilbertie.

July 13, 2010

TheStreet.com:  “One thing we are watching, though, is the new corn ETF.  This came out yesterday.  It’s brand new.  The ticker as you may imagine is CORN.  I had Sal Gilbertie on.  He’s the President of Teucrium Trading.  They rolled this fund out, and I wanted to find out more about it, because, hey, there’s big money in corn.”

Mr. Gilbertie:  “The corn ETF is the first single commodity agricultural ETF.  It allows ordinary investors, people who don’t have futures accounts but trade stocks, the ability to trade corn directly in their portfolio.”

TheStreet.com: “Why would somebody want to trade corn?”

Mr. Gilbertie:  “Corn is an integral part of the economy.  I think it’s second only to energy.  It’s everywhere.  It’s in 25% of the items in your grocery store, and it’s not just the kernels of corn for food.  It’s even in plastic.  The bags that WalMart gives out since 2007 have been made of polymers from corn.  Corn is everywhere.”

TheStreet.com:  “OK, so now why would you want to own corn in the form of an ETF as opposed to buying Archer Daniels Midland or Corn Products International?  Why the appeal of just a single commodity?”

Mr. Gilbertie: “Well, the corn ETF is very liquid, and it gives investors the ability to directly participate in corn.  A stock price can be affected by other factors besides just the raw material.  This, of course, allows investors to just focus on corn.”

TheStreet.com:  “Now back when ethanol was hot, when ethanol stocks were hot, the price of corn really shot up.  But then it came back down along with the price of oil, and that’s unfortunately the way alternative energy moves.  Where have corn prices been trending recently? What do you expect them to do going forward?”

Mr. Gilbertie:  “Very recently with the latest USDA report, they’re trending a little bit higher. Moving forward, you can make a case for both sides, and again we’re giving investors the ability to participate based upon on their view of corn.  The USDA report makes a case for both ways. We’re going to have a record corn production this year, and yet we’re also going to have a near record low corn stocks and carry out stocks.  So you can make a case either way.”

TheStreet.com: “Are there different types of corn?  I’m from Long Island.  I’m a suburban kid.  I don’t know that much about corn.  Are there different grades like you have different types of oil? You have sweet and you have sour crude and there are different types of commodities whenever they trade them in those pits in Chicago.  Are there different types of corn or is everyone just buying the same type of corn?”

Mr. Gilbertie: “Pretty much everyone’s just buying the same type of corn.  Yes, there are different grades but that’s of no concern to the ordinary investor.  We buy and hold corn futures contracts and it’s pretty standard.”

TheStreet.com: “What about arable land?  Because when a farmer can get more for corn than soy he’s going to switch.  So if all of a sudden corn prices really start rocketing higher then all of a sudden every farmer in the United States, because we’re a big corn exporter, is going to switch, is going to start dropping out of soy and start growing corn.  So how’s this going to affect the pricing of the ETF?”

Mr. Gilbertie: “The ETF is directly affected by the price of corn.  Corn prices will be affected by supply and demand.  Demand is relatively inelastic and supply will move around with what the farmers do.  They can easily switch in the United States between beans, wheat, and corn, and the price will dictate what they’re going to plant.”

TheStreet.com: “I remember there was a big drought in Australia, and I kept hearing about that with wheat prices.  Is there any way for investors to play it, they can watch the weather patterns?  I know in Chicago, where they trade all this stuff, they’re always watching the weather, and in the stock market everyone looks at the charts and everyone has their own way of measuring and valuing stocks.  But when you trade commodities, they bring in people who are watching the weather and people who are farmers.  They’re literally farmers, who know, who can judge how a crop is going to do.  So how can an ordinary investor get an edge when it comes to trading corn?”

Mr. Gilbertie: “The corn fund is going to do what the futures do.  And to get an edge, you know, that’s your own preference.  If you feel like you can predict the weather or analyze the weather result better than someone else, then you need to buy or sell corn based on that prediction.  That’s a really good point, though.  Weather affects crops every year.  Crops are renewed every year.  So if you get a bad weather year and a reduced yield, you really have some serious shortages, like in Australia.  It’s good that you mentioned that.  Three years ago was the second year of a water shortage in Australia.  That caused the wheat prices around the world to triple.   That’s why investors need to be exposed to the ags in their portfolio.”

TheStreet.com: “What’s next for Teucrium?  I mean you’ve done corn, which is a very impressive feat.  What comes next?”

Mr. Gilbertie: “Thank you.  We have filed, it’s public knowledge, for wheat, beans, sugar, crude oil and natural gas.  We can’t really say much more than that because it’s a quiet period, but more is coming.”

TheStreet.com: “And how did you beat out the big boys for this?  Because you have State Street, you have iShares, who are the leaders in ETFs, and Teucrium comes in and corn is a big one. People are going to want this one.  How did you edge out the Goliaths of the industry?”

Mr. Gilbertie: “I think we had our eye on the agricultural sector, and maybe they didn’t.  We moved really quickly.  Being first to market is important and we achieved an important goal with corn.”

TheStreet.com:  “Sal Gilbertie.  He’s the president of Teucrium Trading.  Thanks for coming in and speaking to The Real Story.”